Exhibit (a)(1)(L)

FORM OF COMMUNICATION REGARDING THE RESULTS OF THE OPTION EXCHANGE

Date:

To:         [Eligible Employee]

From:     Vince Holding Corp.

Re:         Results of the Option Exchange

The Option Exchange expired at 11:59 p.m. Eastern Time on May 24, 2018. Pursuant to the terms of the Option Exchange, Eligible Employees tendered, and Vince accepted for cancellation, Eligible Options to purchase an aggregate of [●] shares of Vince common stock from [●] participants, representing approximately [●]% of the total shares of Vince common stock underlying Eligible Options.

On May 25, 2018 Vince granted the applicable number of Replacement RSUs to Eligible Employees based on the Eligible Options surrendered for exchange and cancelled the surrendered Eligible Options. The exchange ratio used to calculate the number of Replacement RSUs was 1-to-1.7875 and [●] Replacement RSUs were issued in total.